Exhibit 23

Independent Auditors’ Consent

The Board of Directors

Markel Corporation:

We consent to incorporation by reference in registration statements No. 333-61686, No. 333-38062, No. 333-101545 and No. 333-107661 on Form S-8 and No. 333-71952 on Form S-3 of Markel Corporation of our report dated January 28, 2004 relating to the consolidated balance sheets of Markel Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Markel Corporation. Our report refers to a change in accounting for goodwill in 2002.

/S/ KPMG LLP

Richmond, Virginia March 12, 2004